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                              October 18, 2023

       Mark Buckley
       Chief Executive Officer
       Perfect Moment Ltd.
       307 Canalot Studios
       222 Kensal Road
       London W10 5BN United Kingdom

                                                        Re: Perfect Moment Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed October 10,
2023
                                                            File No. 333-274913

       Dear Mark Buckley:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed October 10, 2023

       Certain Relationships and Related Transactions, page 90

   1. We note disclosure regarding a personal guarantee from JGA on pages 54 and 90, and a
                                                        $4 million personal
guarantee from Max Gottschalk on page 90. Please revise to clarify whether these are the
same guarantee or otherwise related. Please also file the HSBC trade finance facility, UBS
standby documentary credit, and JGA/Gottschalk personal
                                                        guarantee(s) as
exhibits to your registration statement or tell us why you believe these are not required to be
filed under Item 601 of Regulation S-K.
       Change in Independent Registered Public Accounting Firm, page 112

   2. We note disclosure on page 112 that your former accountants advised management of two material weaknesses in
internal controls related to the year ended March 31, 2021. Please disclose in the risk
factor section what measures, if any, you are undertaking to address the material
weaknesses, the timetable for remediation, and whether there is any
 Mark Buckley
Perfect Moment Ltd.
October 18, 2023
Page 2
         associated material costs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameMark Buckley                             Sincerely,
Comapany NamePerfect Moment Ltd.
                                                           Division of
Corporation Finance
October 18, 2023 Page 2                                    Office of
Manufacturing
FirstName LastName